Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD. Separate Interim Financial Statements March 31, 2013 (Unaudited) (With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2013, the condensed separate interim statements of comprehensive income, and changes in equity and cash flows for the three month periods ended March 31, 2013 and 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

The statement of financial position of the Company as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 18, 2013, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects, except as described in note 3.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2013

This report is effective as of May 14, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of March 31, 2013 and December 31, 2012

(Unaudited)

(In millions of won)	Note		2013	2012
Assets
Due from banks	5, 21	￦	170,350	212,783
Trading assets	6		777,205	118,548
Loans	7, 21		1,359,605	1,359,605
Property and equipment, net			1,149	1,264
Intangible assets, net			6,964	7,112
Investments in subsidiaries	8		25,261,909	25,216,096
Deferred tax assets	17		1,702	1,814
Other assets, net	21		305,138	295,702

Total assets			27,884,022	27,212,924

Liabilities
Borrowings			10,000	10,000
Debt securities issued	9		7,098,171	7,196,951
Liability for defined benefit obligations	10		2,818	2,602
Other liabilities	21		705,521	336,450

Total liabilities			7,816,510	7,546,003

Equity	11
Capital stock			2,645,053	2,645,053
Other equity instrument			537,443	537,443
Capital surplus			9,494,842	9,494,842
Accumulated other comprehensive loss			(2,650)	(2,650)
Retained earnings			7,392,824	6,992,233

Total equity			20,067,512	19,666,921

Total liabilities and equity		￦	27,884,022	27,212,924

See accompanying notes to the separate Interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won, except earnings per share data)	Note		2013	2012
Interest income	19	￦	15,863	18,844
Interest expense	12		(79,070)	(92,461)

Net interest expense	21		(63,207)	(73,617)

Fees and commission income	13		28,581	30,299
Fees and commission expense	21		(55)	(51)

Net fees and commission income			28,526	30,248

Dividend income	14,21		851,267	695,008
Net trading income			626	4,375
Reversal of credit losses	15		5	337
General and administrative expenses	16		(15,168)	(15,234)

Operating Income			802,049	641,117

Non-operating expense			(33)	(57)

Profit before income taxes			802,016	641,060

Income tax expense (benefit)	17		113	(772)

Net Profit and total comprehensive income for the period		￦	801,903	641,832

Basic and diluted earnings per share in won	18	￦	1,643	1,282

See accompanying notes to the separate Interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2012	￦	2,645,053	238,582	9,494,842	—	7,052,330	19,430,807
Changes in accounting policy		—	—	—	(1,605)	1,605	19,430,807

Restated Balance		2,645,053	238,582	9,494,842	(1,605)	7,053,935	19,430,807

Net income for the period		—	—	—	—	641,832	641,832

Total comprehensive income for the period		—	—	—	—	641,832	641,832
Transactions with owners
Dividends		—	—	—	—	(629,508)	(629,508)
Dividend to hybrid bonds		—	—	—	—	(3,442)	(3,442)

		—	—	—	—	632,950	632,950

Balance at March 31, 2012	￦	2,645,053	238,582	9,494,842	(1,605)	7,062,817	19,430,689

		Capital stock	Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2013	￦	2,645,053	537,443	9,494,842	—	6,989,583	19,666,921
Changes in accounting policy					(2,650)	2,650

Restated Balance		2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921

Net income for the period		—	—	—	—	801,903	801,903

Total comprehensive income for the period		—	—	—	—	801,903	801,903
Transactions with owners
Dividends		—	—	—	—	(393,878)	(393,878)
Dividend to hybrid bonds		—	—	—	—	(7,434)	(7,434)

		—	—	—	—	(401,312)	(401,312)

Balance at March 31, 2013	￦	2,645,053	537,443	9,494,842	(2,650)	7,392,824	20,067,512

See accompanying notes to the separate Interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won)	Note		2013	2012
Cash flows from operating activities
Income before income taxes		￦	802,016	641,060
Adjustments for:
Interest income			(15,863)	(18,844)
Interest expense			79,070	92,461
Dividend income			(851,267)	(695,008)
Net trading income			(115)	(126)
Reversal of credit losses	15		(5)	(337)
Salaries expense			1,273	2,132
Depreciation and amortization			306	332

			(786,601)	(619,390)

Changes in assets and liabilities:
Trading assets			(658,542)	1,073,712
Other assets			19	90
Liability for defined benefit obligations			(277)	(370)
Other liabilities			(290)	(31)

			(659,090)	1,073,401

Interest received			16,540	32,193
Interest paid			(78,779)	(82,735)
Dividend received			850,505	695,008

Net cash provided by operating activities			144,591	1,739,537

Cash flows from investing activities
Issuance of loans			(50,000)	(300,000)
Collection of loans			50,000	150,000
Acquisition of property and equipment			(34)	(71)
Acquisition of intangible assets			(9)	(45)
Acquisition of subsidiaries			(45,615)	(116,002)
Decrease in other assets			—	13,000

Net cash used in investing activities		￦	(45,658)	(253,118)

See accompanying notes to the separate interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (continued)

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won)	Note		2013	2012
Cash flow from financing activities
Repayments of preferred stock		￦	—	(3,765,124)
Issues of debt securities			100,000	300,000
Repayments of debt securities issued			(200,000)	(200,000)
Debentures issuance cost paid			(198)	(965)
Dividends paid			(41,176)	(39,514)

Net cash used in financing activities			(141,374)	(3,705,603)

Decrease in cash and cash equivalents			(42,441)	(2,219,184)

Cash and cash equivalents at beginning of period			212,818	2,220,562

Cash and cash equivalents at end of period	20	￦	170,377	1,378

See accompanying notes to the separate interim financial statement

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as at and for the year ended December 31, 2012. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ended December 31, 2013.

(a)	Changes in accounting policies

i) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii) Amendments to K-IFRS No. 1019, Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(b)	Impact of change in accounting policy

i) The impact of adopting the amendment to K-IFRS No. 1019, Employee Benefits is as below:

- Statement of financial position

	December 31, 2012
Account	Before adoption	Differences	After adoption
Retained Earings	6,989,583	2,650	6,992,233
Accumulated other comprehensive income	—	(2,650)	(2,650)

- Statement of comprehensive income

		March 31, 2012
Net income for the period before adoption		641,823
Differences:	General and administrative expenses	12
	Income tax effects	(3)

		9

Net income for the period after adoption		641,832

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

3.	Significant Accounting Policies, Countinued

ii) The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, Presentation of Financial Statements from the annual period ended December 31, 2012 and non-operating income is accounted for separately from operating income in the separate statements of comprehensive income. The Company retrospectively applied the amendment to K-IFRS No. 1001 and there was no impact net income, for which the impact is as follows:

March 31, 2012
Operating profit before adoption of the amendments	641,061
Differences
Other operating income
Others	(3)
Other operating expense
Donations	60

57

Operating profit after adoption of the amendments	641,118

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group Co., Ltd and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the Company’s board of directors, sets the basic groupwide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

4.	Financial risk management (continued)

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2013 and December 31, 2012 were as follows:

		2013	2012
Due from banks and loans(*1)
Banks	￦	170,350	212,783
Corporate		1,359,605	1,359,605
Other financial assets(*1)(*2)		304,484	295,019

	￦	1,834,439	1,867,407

(*1)	The maximum exposure amounts for due from banks and loans are recorded as net of allowances
(*2)	Comprise of account receivables, accrued income, and guarantee deposits.

iii)	Classification of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of March 31, 2013 and December 31, 2012 were as follows:

		2013
		Banks	Corporate	Total
Normal due from banks and loans	￦	170,380	1,360,000	1,530,380
Less: allowance		(30)	(395)	(425)

	￦	170,350	1,359,605	1,529,955

		2012
		Banks	Corporate	Total
Normal due from banks and loans	￦	212,821	1,360,000	1,572,821
Less: allowance		(38)	(395)	(433)

	￦	212,783	1,359,605	1,572,388

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days below at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of March 31, 2013 and December 31, 2012 were as follows;

	2013
	Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Borrowings	—	—	5,000	5,000	—	—	10,000
Debt securities issued	329,943	296,184	520,100	1,044,989	5,060,858	611,384	7,863,458
Other financial liabilities	385,483	68,812	128,583	19,395	69,724	—	671,997

	715,426	364,996	653,683	1,069,384	5,130,582	611,384	8,545,455

	2012
	Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Borrowings	—	—	5,000	5,000	—	—	10,000
Debt securities issued	80,757	198,021	626,127	1,100,875	5,369,011	611,384	7,986,175
Other financial liabilities	16,449	5,799	8,014	236	30,051	—	60,549

	97,206	203,820	634,141	1,111,111	5,399,062	611,384	8,056,724

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement for the fair value of financial instruments

When available, the Company measures the fair value of an instrument using the quoted prices in an active market for that instrument. If a market for a financial instrument is not active, the Company establishes fair value using a valuation technique.

i)	The financial instruments measured at amortized cost

The financial instruments measured at amortized cost as of March 31, 2013 and December 31, 2012 were as follows:

		2013		2012
		Book value	Fair value	Book value	Fair value
Assets
Loans (corporate)	￦	1,359,605	1,407,157	1,359,605	1,392,721
Liabilities
Debt securities issued in won	￦	7,098,171	7,319,689	7,196,951	7,410,843

ii)	Financial instruments measured at the fair value

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

The table below analyzes financial instruments measured at the fair value as of March 31, 2013 and December 31, 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		2013
		Level 1	Level 2	Level 3	Total
Trading assets	￦	—	777,205	—	777,205

		2012
		Level 1	Level 2	Level 3	Total
Trading assets	￦	—	118,548	—	118,548

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Company’s valuation methodologies, which are described in Note 4.(e) Measurement for the fair value of financial instruments.

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2013 and December 31, 2012 were as follows:

		2013
		Financial assets at fair value through profit or loss	Loans and receivable	Financial liabilities measured at amortized cost
		Trading assets
Assets :
Due from banks	￦	—	170,350	—
Trading assets		777,205	—	—
Loans		—	1,359,605	—
Other		—	304,484	—

		777,205	1,834,439	—

Liabilities :
Borrowings		—	—	10,000
Debt securities issued		—	—	7,098,171
Other		—	—	447,878

	￦	—	—	7,556,049

		2012
		Financial assets at fair value through profit or loss	Loans and receivable	Financial liabilities measured at amortized cost
		Trading assets
Assets :
Due from banks	￦	—	212,783	—
Trading assets		118,548	—	—
Loans		—	1,359,605	—
Other		—	295,019	—

		118,548	1,867,407	—

Liabilities :
Borrowings		—	—	10,000
Debt securities issued		—	—	7,196,951
Other		—	—	95,040

	￦	—	—	7,301,991

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

5.	Due from banks

Restricted guaranteed deposits on bank accounts as of March 31, 2013 and December 31, 2012 were as follows:

		2013	2012
Other financial institution deposits	￦	3	3

6.	Trading assets

Trading assets as of March 31, 2013 and December 31, 2012 were as follows:

		2013	2012
Beneficiary certificates	￦	777,205	118,548

7.	Loans

(a)	Loans as of March 31, 2013 and December 31, 2012 consisted of the following:

		2013	2012
Loans	￦	1,360,000	1,360,000
Less: allowance		(395)	(395)

	￦	1,359,605	1,359,605

(b)	Changes in allowance for credit loss for the three month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

		2013
		Loans	Other(*)	Total
Beginning balance	￦	395	91	486
Reversal of credit losses		—	(5)	(5)

Ending balance	￦	395	86	481

		2012
		Loans	Other(*)	Total
Beginning balance	￦	322	506	828
Provision for (reversal of) credit losses		73	(415)	(342)

Ending balance	￦	395	91	486

(*)	Includes allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

8.	Investments in subsidiaries

Investments in subsidiaries as of March 31, 2013 and December 31, 2012 were as follows;

Investees	Location	Reporting date
Shinhan Bank	Korea	December 31
Shinhan Card	”	”
Shinhan Investment	”	March 31
Shinhan Life Insurance	”	”
Shinhan Capital	”	December 31
Jeju Bank	”	”
Shinhan BNP Paribas AMC	”	March 31
Shinhan Private Equity Investment Management	”	”
Shinhan Credit Information	”	December 31
SHC Management	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	June 30
Shinhan Aitas	”	December 31
Yehanbyoul Savings Bank	”	June 30

	2013			2012
Investees	Ownership percentage (%)		Book value	Ownership percentage (%)	Book value
Shinhan Bank	100.0	￦	13,617,579	100.0	13,617,579
Shinhan Card	100.0		7,919,672	100.0	7,919,672
Shinhan Investment	100.0		1,841,420	100.0	1,841,420
Shinhan Life Insurance	100.0		982,775	100.0	982,775
Shinhan Capital	100.0		408,922	100.0	408,922
Jeju Bank	68.9		135,220	68.9	135,220
Shinhan BNP Paribas AMC	65.0		91,565	65.0	91,565
Shinhan Private Equity Investment	100.0		14,783	100.0	14,783
Management Shinhan Credit Information	100.0		15,385	100.0	15,385
SHC Management	100.0		8,655	100.0	8,655
Shinhan Data System	100.0		10,026	100.0	10,026
Shinhan Savings Bank	100.0		120,002	100.0	120,002
Shinhan Aitas	99.8		50,092	99.8	50,092
Yehanbyoul Savings Bank(*)	100.0		45,813	—	—

		￦	25,261,909		25,216,096

(*)	The Shinhan Financial Group acquired 8,182,854(100%) shares of Yehanbyoul Savings Bank from Korea Deposit Insurance Corporation, for the three month period ended March 31, 2013.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

9.	Debt securities issued

Debt securities issued as of March 31, 2013 and December 31, 2012 were as follows:

	2013			2012
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won	3.08% ~ 8.11%	￦	7,110,000	3.23~8.11%	￦	7,210,000
Discount on debentures			(11,829)			(13,049)

			7,098,171			7,196,951

10.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of March 31, 2013 and December 31, 2012 were as follows:

		2013	2012
Present value of defined benefit obligation	￦	9,615	9,701
Fair value of plan assets		(6,797)	(7,099)

Recognized liabilities for defined benefit obligation	￦	2,818	2,602

(b)	Expenses recognized in profit or loss for the three month period ended March 31, 2013 and for the year ended December 31, 2012 were as follows:

		2013	2012
Current service costs	￦	450	375
Interest expense		95	95
Expected return on plan assets		(52)	(71)

	￦	493	399

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won, except per share data)

11.	Equity

(a)	Changes in accumulated other comprehensive income for the three month period ended March 31, 2013 and for the year ended December 31, 2012 were as follows:

		2013	2012
Beginning balance	￦	(2,650)	(1,605)
Actuarial losses		—	(1,379)
Income tax effects		—	334

Ending balance	￦	(2,650)	(2,650)

(b)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss for the three month period ended March 31, 2013 and for the year ended December 31, 2012 were as follows:

		2013	2012
Beginning balance	￦	8,786	18,687
Reversal of regulatory reserve for loan loss		(160)	(9,901)

Ending balance	￦	8,626	8,786

ii)	Income for the period and earnings per share after adjusted for regulatory reserve for loan loss for the three month period ended March 31, 2013 and for the year ended December 31, 2012 were as follows:

		2013	2012
Income for the period	￦	801,903	641,832
Provision for regulatory reserve for loan loss		160	9,191

Income adjusted for regulatory reserve	￦	802,063	651,023

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,644	1,301

(c)	Dividends recognized as distributions to preferred stockholders for the three month period ended March 31, 2013 are as follows:

		2013
Common Stock (￦700 per share)	￦	331,940
Preferred Stock		61,938

	￦	393,878

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

12.	Net interest income

Net interest income for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Interest income
Due from banks	￦	1,023	5,150
Loans		14,746	13,543
Others		94	151

		15,863	18,844

Interest expense
Borrowings in won		(76)	(8,835)
Debt securities issued in won		(78,994)	(83,626)

		(79,070)	(92,461)

Net interest income	￦	(63,207)	(73,617)

13.	Net fees and commission income

Net fees and commission income for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Fees and commission income
Royalty	￦	28,576	30,299
Other		5	—

		28,581	30,299

Fees and commission expense
Other		(55)	(51)

Net fees and commission income	￦	28,526	30,248

14.	Devidends Income

Net devidends income for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Devidends from subsidiaries	￦	851,267	695,008

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

15.	Reversal of credit losses

Reversal of credit losses for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Reversal of credit losses on loans	￦	5	337

16.	General and administrative expenses

General and administrative expenses for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Salaries
Salaries expense and bonuses	￦	7,367	8,153
Severance benefits		493	399

		7,860	8,552

Rent		477	560
Entertainment		388	418
Depreciation		148	155
Amortization		158	177
Taxes and dues		257	209
Advertising		3,668	2,661
Other		2,212	2,502

	￦	15,168	15,234

17.	Income taxes

Income tax expense (benefit) for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Current income tax expense	￦	—	—
Origination and reversal of temporary differences		113	(772)

Income tax expense (benefit)	￦	113	(772)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won, except per share data)

18.	Earning per Share

Basic and diluted earnings per share for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Net income for the period	￦	801,903	641,832
Less:
Dividends on preferred stock		(7,434)	(3,442)
Dividend to hybrid bonds		(15,273)	(30,604)

Sub-total		22,707	34,046

Net income available for common stock		779,196	607,786

Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted earnings per share in won	￦	1,643	1,282

19.	Operating revenue

Operating revenue for the three month periods ended March 31, 2013 and 2012 were as follows.

		2013	2012
Dividend income	￦	851,267	695,008
Fees and commission income		28,581	30,299
Interest income		15,863	18,844
Gains on financial assets held for trading		626	4,375
Reversal of credit losses		5	337

	￦	896,342	748,863

20.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of March 31, 2013 and December 31, 2012 were as follows:

		2013	2012
Due from banks with a short maturity of three months or less from date of acquisition	￦	170,377	212,818

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

21.	Related party transactions

(a)	Significant transactions with the related parties for the three month periods ended March 31, 2013 and 2012 were as follows:

Related party	Account		2013	2012
Revenue:
Shinhan Bank	Interest income	￦	1,072	5,274
”	Fees and commission income		18,999	18,897
”	Dividend income		450,000	390,000
”	Reversal of credit losses		13	370
Shinhan Card	Interest income		7,940	6,739
”	Fees and commission income		5,379	4,399
”	Dividend income		400,054	300,009
Shinhan Investment	Interest income		2,024	1,187
”	Fees and commission income		2,037	2,032
Shinhan Life Insurance	Fees and commission income		1,243	4,259
Shinhan Capital	Interest income		4,749	5,594
”	Fees and commission income		442	358
”	Dividend income		451	4,999
Jeju Bank	Fees and commission income		261	189
”	Dividend income		762	—
Shinhan Credit Information	Fees and commission income		13	31
Shinhan Private Equity Investment Management	Interest income		78	51
”	Fees and commission income		7	4
Shinhan BNP Paribas AMC	Fees and commission income		74	58
Shinhan Data System	Fees and commission income		7	49
Shinhan Aitas	Fees and commission income		25	23
Shinhan Savings Bank	Fees and commission income		94	—

		￦	895,724	744,522

Expense:
Shinhan Bank	General and administrative expenses	￦	380	242
Shinhan Card	Impaired loss on investments		7	27
Shinhan Investment	Interest expenses		44	2,558
”	General and administrative expenses		36	—
Shinhan Life Insurance	Impaired loss on investments		1	2
Shinhan Capital	Impaired loss on investments		—	3
Shinhan Data System	Impaired loss on investments		—	1
”	General and administrative expenses		121	175

		￦	589	3,008

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(b)	Significant balances with the related parties as of March 31, 2013 and December 31, 2012 were as follows:

Creditor	Debtor	Account		2013	2012
Assets:
Shinhan Financial Group	Shinhan Bank	Due from banks	￦	170,350	212,783
”	”	Other assets		136,227	171,201
”	Shinhan Card	Loans		699,875	699,875
”	”	Other assets		142,050	103,900
”	Shinhan Investment	Loans		199,921	199,921
”	”	Other assets		4,488	3,506
”	Shinhan Life Insurance	Other assets		14,140	11,114
”	Shinhan Capital	Loans		449,822	449,822
”	”	Other assets		4,934	3,736
”	Jeju Bank	Other assets		1,597	732
”	Shinhan Credit Information	Other assets		348	310
”	Shinhan Private Equity Investment Management	Loans		9,987	9,987
”	”	Other assets		130	124
”	Shinhan BNP Paribas AMC	Other assets		5	4
”	SHC Management	Other assets		—	4
”	Shinhan Data System	Other assets		763	448
”	Shinhan Savings Bank	Other assets		83	—

			￦	1,834,720	1,867,467

Liabilities:
Shinhan Card	Shinhan Financial Group	Other liabilities	￦	242	256
Shinhan Investment	”	Other liabilities		8,130	7,606
Shinhan Credit Information	”	Other liabilities		323	—
Shinhan Private Equity Investment Management	”	Other liabilities		207	236
Shinhan Data System	”	Other liabilities		—	1
Shinhan Savings Bank		Other liabilities		408	408

			￦	9,310	8,507

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(c)	Compensation of key management personnel for the three month periods ended March 31, 2012 and 2011 were as follows:

		2013	2012
Salaries	￦	1,219	1,276
Severance benefits		9	20
Share-based payment transactions (*)		306	380

	￦	1,534	1,676

(*)	The amounts recognized as a salaries expense during the vesting period